RIVER VALLEY BANCORP
430 Clifty Drive
P.O. Box 1590
Madison, IN 47250

June 24, 2014

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	David Lin
Division of Corporation Finance

Re:	River Valley Bancorp Registration Statement on Form S-1 File No. 333-195361

Ladies and Gentlemen:

River Valley Bancorp, the registrant in the above-referenced Registration Statement, hereby withdraws the acceleration request it previously filed with the Securities and Exchange Commission on June 23, 2014.

RIVER VALLEY BANCORP

By:	/s/ Matthew P. Forrester
Name: Matthew P. Forrester
Title: President and CEO